UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52769

AAA CENTURY GROUP USA, INC.

(Exact name of registrant as specified in its charter)

3901 Main Street, #605A, Flushing, NY  11354

(718) 371-9166

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 50

AAA CENTURY GROUP USA, INC. (the “Company”) mistakenly filed a Form 15 on May 31, 2017 with the Securities and Exchange Commission (the “Commission”) in reliance on Rule 12g-4(a)(1). At the time of such filing, the Company had not filed its annual report on Form 10-k for the fiscal year of 2016 nor its quarterly report on Form 10-Q for the quarter ended March 31, 2017. The Company plans to file all the reports that are due under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the date of this amendment to the Form 15, which include the annual report on Form 10-k for the year ended December 31, 2016 and two quarterly reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017. In addition, the Company intends to file all the reports required by the Exchange Act thereafter when the reports are due.

The Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 13, 2017	By:	/s/ Qingxi Meng
Name: Qingxi Meng
Title: Director